February 22, 2010
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Airvana, Inc.
Preliminary Schedule 14A
Filed January 14, 2010
File No. 001-33576

Schedule 13E-3
Filed January 15, 2010
File No. 005-83779
Dear Mr. Duchovny:
     On behalf of our client, Airvana, Inc. (the “Company”), we are providing the following responses to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated February 16, 2010 (the “Comment Letter”) relating to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on January 14, 2010 (the “Proxy Statement”) and the Transaction Statement on Schedule 13E-3 filed on January 15, 2010 (the “Schedule 13E-3”). The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) and an amended Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) that reflect these revisions and generally update the information contained therein.
     For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Schedule 13E-3 or the Amended Preliminary Proxy Statement, as applicable.
     We represent the Company only. To the extent any response relates to information concerning any of 72 Mobile Holdings, LLC, 72 Mobile Acquisition Corp., 72 Mobile Investors, LLC, Randall Battat, Vedat Eyuboglu, or Sanjeev Verma (together with the Company, the “Filing Persons”), such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Securities and Exchange Commission February 22, 2010 Page 2
Schedule 13E-3
1.	We note that Parent is owned by affiliates of S.A.C. Private Capital Group, LLC, GSO Capital Partners LP, Sankaty Advisors LLC, and Zelnick Media. We believe these entities are also engaged in the going private transaction. Please add them as filing persons on the Schedule 13E-3 or explain why they should not be so included. Please refer to Section III of Release No. 34-17719 and Compliance and Disclosure Interpretation 201.05 (available on our website) for additional guidance.

Response: The Company has been informed that the affiliate of S.A.C. Private Capital Group, LLC (“SAC PCG”) referred to in the comment is 72 Mobile Investors, LLC (“Investor”), which has already been included as a filing person on the Schedule 13E-3. For the reasons described below, 72 Mobile Holdings, LLC (“Parent”), through the Company, respectfully submits that none of the affiliates of GSO Capital Partners LP (“GSO”) and Zelnick Media (“ZM”) or the funds advised by Sankaty Advisors, LLC (“Sankaty”) that will own a minority equity interest in Investor or Parent (each a “Co-investor”) is an affiliate of the Company. Accordingly, we have not added the Co-investors as additional filing persons on the Amended Schedule 13E-3. Parent and the Company have considered, among other things, Rule 13e-3 and the Staff’s analysis and interpretive position set forth in Compliance and Disclosure Interpretation 201.05 and Section III of Release No. 34-17719 (the “Staff’s Guidance”) in making this determination.
     First we note that, as currently contemplated, Parent will be majority owned by Investor (a filing person), with the Rollover Stockholders (also filing persons) and affiliates of GSO each holding a minority interest, and SAC PCG and the anticipated post-closing chairman of the Company each holding a small profits interest in Parent. It is anticipated that affiliates of SAC PCG, Sankaty and ZM will make their equity contributions in Investor, and, therefore would not have a direct investment in Parent.
     Rule 13e-3(a)(1) defines an “affiliate” of an issuer as a person that directly or indirectly controls, is controlled by, or is under common control with such issuer. Rule 12b-2 defines “control” as the possession of the power to direct or cause the direction of the management and policies of a person. Rule 13e-3 requires a filing of a Schedule 13E-3 only by the issuer or affiliates of the issuer. The Staff’s Guidance indicates, under circumstances where affiliates of the issuer, such as senior management, may hold a material amount of the surviving company’s outstanding equity interests, occupy seats on the board of the company in addition to senior management positions, and otherwise are in a position to “control” the company, the acquiring person also may be deemed to be an affiliate of the issuer. Parent has previously been included as a filing person because of its anticipated relationship with senior management of the Company.
     Each Co-investor, however, is not an affiliate of the issuer under the foregoing

Securities and Exchange Commission February 22, 2010 Page 3
definitions, and the Staff’s Guidance does not require inclusion of the Co-investors as filing persons on Schedule 13E-3, because direct or indirect minority investors in Parent — none of which is under the control of senior management of the issuer — are not considered affiliates of the issuer. We therefore respectfully submit that no Co-investors need be added as filing persons on the Schedule 13E-3.
2.	On a related note, please tell us why you appear to believe that the various spouses and trusts related to the Rollover Stockholders are not filing purposes for purposes of Schedule 13E-3.

Response: The Rollover Stockholders, through the Company, respectfully submit that none of the various spouses or trusts related to the Rollover Stockholders that will own an interest in Parent is an affiliate of the Company. Accordingly, we have not added any such spouse or trust as an additional filing person on the Amended Schedule 13E-3. The Rollover Stockholders and the Company have considered, among other things, the Staff’s Guidance in making this determination.
     None of such spouses or trusts beneficially owns in excess of 4.4% of the Company’s common stock, and none is an officer or director of the Company. Thus, none directly or indirectly controls the Company.
     As individuals, none of such spouses can be controlled by or under common control with the Company. As the trustees of each trust are individuals, the same is true for each trust.
     None of such spouses or trusts will have any relationship with the surviving company other than being an owner of a minority interest in the surviving company’s outstanding equity interests. Such spouses and trusts will not be “controlling persons” of the surviving company and/or Parent. We therefore respectfully submit that no spouses or trusts related to the Rollover Stockholders need be added as filing persons on the Schedule 13E-3.
3.	Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comments. In addition, be sure that each new filer signs the Schedule 13E-3.

Response: The Staff’s comments are noted.

4.	General Instruction C to Schedule 13E-3 requires you to provide information

Securities and Exchange Commission February 22, 2010 Page 4
about control persons where named filers are corporate entities. Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons added in response to the preceding comments.

Response: As set forth in our responses to comments 1 and 2, the Company respectfully submits that no additional filing persons need to be added to the Amended Schedule 13E-3.
     Introduction, page 1
5.	Please revise the last paragraph on page 1 to remove any indication that the filing does not constitute an admission by any filing person that it is an affiliate of Airvana.

Response: In response to the Staff’s comment, the Company has omitted the referenced paragraph from the Amended Schedule 13E-3.
Preliminary Schedule 14A
     Cover page
6.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(l) of Regulation 14A.

Response: In response to the Staff’s comment, the Company has revised the cover page to the Amended Preliminary Proxy Statement and the form of proxy included therewith to clearly identify each such document as a preliminary document subject to completion.
     Summary Term Sheet
7.	We note your disclosure here (on page 5) and elsewhere in the proxy statement that the special committee determined that the merger agreement is “fair to, advisable and in the best interests of the Company and the holders of Airvana common stock (other than the Rollover Stockholders).” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Note also that the staff, as stated in the Current Issues Outline publicly available on our website, views officers and directors of the issuer as affiliates of that issuer.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 5 and elsewhere in the Amended Preliminary Proxy

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Statement to clearly and consistently articulate the special committee’s determination that the merger agreement and the merger are fair to unaffiliated Company stockholders.
     Questions and Answers About the Merger and the Special Meeting, page 9
8.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the summary section. See Rule 13e-3(e)(l)(ii). Please relocate this and every section following it such that the “Special Factors” follow the Summary Term Sheet section.

Response: In response to the Staff’s comment, the Company has relocated the “Special Factors” section in the Amended Preliminary Proxy Statement so that it begins on page 13, immediately following the “Questions and Answers About the Merger and the Special Meeting” section. The Company respectfully submits that so locating the “Special Factors” section conforms to market practice and provides disclosure in the format most useful to investors.

9.	Please revise this section to avoid duplication of the disclosure already appearing in the Summary Term Sheet.

Response: In response to the Staff’s comment, the Company has omitted from the “Questions and Answers About the Merger and Special Meeting” section of the Amended Preliminary Proxy Statement, (i) a substantial portion of the answer to the question “What will I receive for my shares of Airvana common stock in the merger?”, (ii) the question, “How will the Company’s common stock options be treated in the merger?” and the corresponding answer, (iii) the question, “How does Airvana’s board of directors recommend that I vote on the proposals” and the corresponding answer, and (iv) the question, “How do Airvana’s directors and officers intend to vote?” and the corresponding answer.
     Special Note Regarding Forward-Looking Statements, page 14
10.	Please revise to omit the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 since the safe harbor included therein is not available for statements made in connection with a going private transaction. Refer to Section 21E(b)(l)(E) of the Exchange Act.

Response: In response to the Staff’s comment, the Company has omitted the references to Section 27A of the Securities Act of 1933 and the Section 21E of the Securities Exchange act of 1934 from the “Cautionary Statement Regarding Forward-

Securities and Exchange Commission February 22, 2010 Page 6
Looking Statements” included on page 64 of the Amended Preliminary Proxy Statement.

11.	We note the disclaimer that you do not undertake any obligation to publicly update any forward-looking statements to reflect future events or circumstances. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(l)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please confirm that the proxy statement will be amended and re-circulated to comply with those rules as necessary.

Response: In response to the Staff’s comment, the Company has revised the referenced disclaimer on page 64 of the Amended Preliminary Proxy Statement. The Company confirms to the Staff that the Company will amend and re-circulate the proxy statement to comply with the Company’s obligation under Rules 13e-3(d)(2) and 13e-3(f)(l)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed.
     Reasons for the Merger, page 33
12.	Please revise the seventh bullet point under the caption “Prospects in Remaining Independent” to describe the “potential risks, rewards and uncertainties associated with those alternatives.”

Response: In response to the Staff’s comment, the Company has revised the referenced bullet point now contained on page 29 of the Amended Preliminary Proxy Statement.

13.	Please address how any filing person relying on the Goldman Sachs opinion was able to reach the fairness determination as to unaffiliated security holders given that the Goldman Sachs fairness opinion addressed fairness with respect to security holders other than the Rollover Stockholders, rather than all security holders unaffiliated with the company. While you disclose that the consideration to be paid to affiliated security holders who are not Rollover Stockholders is the same as for unaffiliated security holders, we note that affiliated security holders receive benefits that unaffiliated security holders do not.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 30, 32, 46 and 48 of the Amended Preliminary Proxy Statement.

14.	Provide the disclosure required by Item 1014(c) and (d) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has provided the

Securities and Exchange Commission February 22, 2010 Page 7
disclosure required by Item 1014(c) of Regulation M-A on each of pages 45 and 48 of the Amended Preliminary Proxy Statement.
     Furthermore, in response to the Staff’s comment, the Company has provided the disclosure required by Item 1014(d) of Regulation M-A in the Amended Preliminary Proxy Statement on pages 28, 45 and 48 of the Amended Preliminary Proxy Statement.
15.	Refer to the disclosure in the first paragraph of page 38. Discuss how the consideration of the referenced interests specifically affected the fairness determination made by the special committee.

Response: In responses to the Staff’s comment, the Company has revised the conclusion to the referenced paragraph now contained on page 32 of the Amended Preliminary Proxy Statement.

16.	Refer to the disclosure in the second paragraph of page 38. You state that “some” of the analyses presented by Goldman Sachs to the special committee are summarized in your proxy statement. This appears to contradict disclosure on page 40 that refers to the analyses presented as being all of the material financial analyses delivered by Goldman Sachs to special committee. Please clarify.

Response: In responses to the Staff’s comment, the Company has revised the referenced disclosure now contained on page 32 of the Amended Preliminary Proxy Statement.
     Opinion of the Special Committee’s Financial Advisor, page 39
17.	We note the disclosure in the final bullet point on page 39 that Goldman Sachs reviewed “certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company, including Company management’s Base Case, Upside Case and Downside Case Management Projections.” (emphasis added) To the extent not already included in the proxy statement, please include all such “analyses and forecasts.” Alternatively, please confirm that all such materials have been disclosed.

Response: The Company confirms that all such “analyses and forecasts” are set forth in the presentations of Goldman Sachs filed as Exhibits to the Amended Schedule 13E-3. The Company also confirms that all material portions of such “analyses and forecasts” have been included in the Amended Preliminary Proxy Statement beginning on page 96. As noted in the Amended Preliminary Proxy Statement on pages 43 and

Securities and Exchange Commission February 22, 2010 Page 8
96, the Company updated these “analyses and forecasts” to reflect actual results achieved through September 30, 2009. Only such updated “analyses and forecasts” were used by Goldman Sachs for purposes of their financial analyses described on pages 33-43; of the Amended Preliminary Proxy Statement and are summarized beginning on page 96 thereof.

18.	Please revise to disclose the data underlying the results described in the Implied Transaction Multiples and Selected Companies analyses. For example, disclose (i) the company’s projected billings, EBITDA, earnings and earnings (ex-cash) used in conducting the Implied Transaction Multiples, (ii) the enterprise values, estimated revenues and billings, estimated EBITDA, estimated EPS, estimated EPS (ex-cash), estimated rate of growth of revenues and EBITDA and estimated EBITDA margins used in conducting the Selected Companies Analysis.

Response: In responses to the Staff’s comment, the Company has revised the referenced disclosure on pages 97 and 98 of the Amended Preliminary Proxy Statement. Goldman Sachs has advised the Company that (i) the Implied Transaction Multiples are based on Company management’s Base Case Management Projections, dated November 24, 2009, which is included on page 7 of the December 17, 2009 presentation and (ii) Goldman Sachs obtained the data used for the Selected Companies Analysis from Company management’s Base Case Management Projection, Wall Street Research, Thomson IBES, CapitalIQ and publicly available information through EDGAR. Wall Street Research is a generic term which refers to research analysis; Goldman Sachs used the analysis by Needham & Company, LLC dated October 29, 2009. With respect to Thomson IBES, Goldman Sachs pays a fee to Thomson IBES to get access through a proprietary web-based application called “infocenter” that makes the data available to subscribers. Similarly, CapitalIQ also supplies research and data through a proprietary application for a fee.

19.	With respect to the Selected Companies Analysis, please explain why Goldman Sachs used the Company’s stock price prior to the merger announcement rather than the merger price.

Response: The Company respectfully advises that the purpose of the Selected Companies Analyses is to compare certain trading multiples and ratios for the Company with the same trading multiples and ratios calculated for certain companies with certain operations and financial profiles similar to the Company. Goldman Sachs used the Company’s undisturbed stock price prior to the merger announcement in these analyses in order to exclude the effect of the merger announcement on the Company’s stock price.

20.	Also with respect to the Selected Companies Analysis, please explain why there

Securities and Exchange Commission February 22, 2010 Page 9
are more companies included in Goldman Sachs’ presentation to the special committee (page 30) than those included in the proxy statement.

Response: The Company respectfully advises that the Selected Companies Analysis in the proxy statement includes all of the comparable companies listed on pages 15 and 16 of Goldman Sachs’ December 17, 2009 presentation. These companies were considered comparable to the Company as they share certain operations in the telecommunications industry and financial profiles similar to the Company. Page 30 of the December 17, 2009 presentation provides supplemental data as a part of the Appendix A to the presentation, which lists various companies in the technology industry generally. Some of the companies listed on page 30 of the December 17, 2009 presentation were not listed on pages 15 and 16 of the December 17, 2009 presentation, which were also not listed in the Amended Preliminary Proxy Statement as these companies were not considered as comparable for purposes of the Selected Companies Analysis.

21.	For each analysis in this section show how Goldman Sachs arrived at the results disclosed and explain how the results obtained compare to the merger consideration and how they supported the fairness opinion.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 39, 40 and 41 in the Amended Preliminary Proxy Statement. The Company respectfully submits that the disclosure on pages 39, 40, 41 in the Amended Preliminary Proxy Statement for each of the valuation analyses accurately describes in all material respects how Goldman Sachs arrived at the results of each analysis. As stated on page 41 in the Amended Preliminary Proxy Statement, in arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

22.	Disclose the information required by Item 1015(b)(4) of Regulation M-A, including a quantification of all fees paid to Goldman Sachss its affiliates and/or unaffiliated representative by the Company or its affiliates during the past two years.

Response: The Company respectfully advises that Goldman Sachs has not provided any investment banking services to the Company or its affiliates in the past two years, other than in connection with the proposed merger.

Securities and Exchange Commission February 22, 2010 Page 10
23.	Disclose whether the expense reimbursement to be made to Goldman Sachs is limited to a maximum amount or not.

Response: The Company respectfully advises that the expense reimbursement to be made to Goldman Sachs pursuant to the engagement letter with the Company is not limited to a maximum amount. Goldman Sachs is obligated, however, to notify the Company if the expenses to be reimbursed exceed $100,000.
     Other Written Presentations by Goldman Sachs, page 48
24.	Provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to every Goldman Sachs presentation referenced in this section.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 42 and 43 in the Amended Preliminary Proxy Statement.
     Position of Parent, Merger Sub and the Other Buyer Filing Person as to the Fairness of the Merger, page 49
     Position of Rollover Stockholders as to the Fairness of the Merger, page 52
25.	We note that the filing persons considered the financial advisor’s opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether each filing person other than the Company adopted the financial advisor’s analysis and opinion. Alternatively, revise your disclosure to include all of the disclosure required by Item 10l4(b) of Regulation M-A.

Response: The Company takes note of the Staff’s comment and the Amended Preliminary Proxy Statement has been amended accordingly on pages 44, 46, 47 and 49.

26.	Provide the disclosure required by Item 1014(c) and (d) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has provided the disclosure required by Item 1014(c) of Regulation M-A on each of pages 45 and 48 of the Amended Preliminary Proxy Statement.
     Furthermore, in response to the Staff’s comment, the Company has provided the disclosure required by Item 1014(d) of Regulation M-A in the Amended Preliminary

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Proxy Statement on pages 28, 45 and 48 of the Amended Preliminary Proxy Statement.
27.	Revise the last paragraph in each section to delete the statement that the disclosure “is believed to include all material factors” considered by the filing persons. What prevents the filing persons from making an unqualified statement in this respect?

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on each of pages 46 and 49 of the Amended Preliminary Proxy Statement.
     Security Ownership of Certain Beneficial Owners and Management, page 102
28.	We note in the footnote relating to Mr. Deshpande’s beneficial ownership the disclaimer of beneficial ownership “except to the extent of his pecuniary interest.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Response: In responses to the Staff’s comment, the Company has revised page 102 of the Amended Preliminary Proxy Statement.
     Please do not hesitate to call me at (617) 526-6675 or Jay Bothwick at (617) 526-6526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.
Very truly yours,
/s/ Mark G. Borden
Mark G. Borden
cc: Jay E. Bothwick